Exhibit 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the accompanying short form base shelf prospectus dated December 4, 2023 to which it relates, as amended or supplemented and each document incorporated by reference into the base shelf prospectus for purposes of the distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus dated December 4, 2023 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Collective Mining Ltd. at 82 Richmond Street East, Toronto, Ontario M5C 1P1, telephone (416) 451-2727 and are also available electronically at www.sedarplus.ca.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The securities may not be offered or sold in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (collectively, the “United States”) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available and to the extent permitted by the Underwriting Agreement (as defined herein). This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in the United States. See “Plan of Distribution”.

PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated December 4, 2023)

New Issue	October 3, 2025

COLLECTIVE MINING LTD.

C$125,400,000
6,600,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated December 4, 2023 (the “Base Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”) qualifies the distribution (the “Offering”) of 6,600,000 common shares (the “Initial Offered Shares”) of Collective Mining Ltd. (“Collective” or the “Corporation”) at a price of C$19.00 per Initial Offered Share (the “Offering Price”) pursuant to an underwriting agreement dated October 3, 2025 (the “Underwriting Agreement”), among the Corporation and BMO Nesbitt Burns Inc. and Scotia Capital Inc., as lead underwriters and joint bookrunners (collectively, the “Lead Underwriters”), together with Clarus Securities Inc., Canaccord Genuity Corp., Roth Canada, Inc., Jett Capital Advisors, LLC (“Jett”), and Ventum Financial Corp. (and together with the Lead Underwriters, the “Underwriters”, and each individually, an “Underwriter”), pursuant to which the Initial Offered Shares will be offered for sale in all provinces and territories in Canada, other than Québec and Nunavut, through the Underwriters in accordance with the terms of the Underwriting Agreement. Jett is not registered as a dealer in any Canadian jurisdiction and accordingly, will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares (as defined herein) in Canada. The Offering Price and other terms of the Offering were determined by arm’s length negotiation between the Corporation and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the common shares of the Corporation (the “Common Shares”). See “Description of Securities Being Distributed”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “CNL”. The Corporation has applied to list the Offered on the TSX and the NYSE American. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE American. See “Risk Factors”. On October 1, 2025, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was C$20.51, and the closing price of the Common Shares on the NYSE American was US$14.75.

Price: C$19.00 per Initial Offered Share

	Price to the Public	Underwriters’ Commission(1)(2)	Proceeds to the Corporation(2)(3)(4)
Per Initial Offered Share	C$19.00	C$0.855	C$18.145
Total Offering(4)(5)(6)	C$125,400,000	C$5,643,000	C$119,757,000

Notes:

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash fee (the “Underwriters’ Commission”) equal to 4.50% of the gross proceeds of the Offering (subject to a reduced 2.25% cash fee for up to C$500,000 of Offered Shares sold to purchasers on a president’s list (the “President’s List”)), including in respect of any exercise of the Over-Allotment Option (as defined herein). See “Plan of Distribution”.
(2)	Assumes no Offered Shares are sold to purchasers on the President’s List.
(3)	After deducting the Underwriters’ Commission, but before deducting and expenses of the Offering (estimated to be C$450,000), which will be paid by the Corporation from the proceeds of the Offering. The Underwriters’ Commission for the Offering will be deducted from the proceeds from the Offering.
(4)	The Underwriters have been granted an over-allotment option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from and including the Closing Date (as defined herein) (the “Over-Allotment Deadline”), to purchase up to an additional 990,000 common shares of the Corporation (the “Over-Allotment Shares”, and together with the Initial Offered Shares, the “Offered Shares”) at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Over-Allotment Option”). The Over-Allotment Option is exercisable by the Lead Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Shares to be purchased. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commission” and “Proceeds to the Corporation” will be C$144,210,000, C$6,489,450 and C$137,720,550, respectively, and assuming no Offered Shares are sold to purchasers on the President’s List. The Prospectus qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.
(5)	Assuming no exercise of the Over-Allotment Option.
(6)	If the Concurrent Private Placement (as defined herein) is completed, the aggregate net proceeds of the Offering and the Concurrent Private Placement (before deducting the expenses of the Offering referred to in Note 3, above) will be $134,756,987 (assuming no exercise of the Over-Allotment Option and no sales to President’s List purchasers under the Offering).

The following table sets out the maximum number of securities under options issuable to the Underwriters in connection with the Offering:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option(1)	990,000 Over-Allotment Shares	Up to 30 days from and including the Closing Date	C$19.00 per Over-Allotment Share

Note:

(1)	This Prospectus Supplement qualifies the grant of the Over-Allotment Option, and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

Unless the context otherwise requires, when used herein, all references to the “Offering” include the Over-Allotment Option, and all references to “Offered Shares” include the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option.

Agnico Eagle Mines Limited (“Agnico”) holds approximately 14.99% of the issued and outstanding Common Shares as of the date of this Prospectus Supplement, on a non-diluted basis. Pursuant to the terms of an amended and restated investor rights agreement between Agnico and the Corporation dated March 20, 2025, for so long as Agnico holds at least 3.0% of the issued and outstanding Common Shares, if the Corporation issues any Common Shares, or securities convertible into, exercisable or exchangeable for Common Shares, as part of a public offering, private placement or otherwise (each, a “Trigger Event”), Agnico has the right (the “Participation Right”) to purchase, at the subscription price per offered security and on substantially the same terms and conditions thereof: (a) in the case of an issuance of Common Shares, up to such number of Common Shares that will allow Agnico to maintain or acquire, as applicable, up to 14.99% of the issued and outstanding Common Shares, after giving effect to such Trigger Event; and (b) in the case of an issuance of securities convertible into, exercisable or exchangeable for Common Shares, up to such number of such securities that will allow Agnico to maintain or acquire, as applicable, up to 14.99% of the issued and outstanding Common Shares, after giving effect to the Trigger Event and assuming the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable securities issued in connection with the Trigger Event and pursuant to the Participation Right.

In connection with its Participation Right, and concurrent with the completion of the Offering, Agnico has indicated that it intends to subscribe for 789,473 Common Shares at the Offering Price for gross proceeds of C$14,999,987 (the “Concurrent Private Placement”) The Concurrent Private Placement is expected to close concurrent with the Offering on or about October 8, 2025. Closing of the Concurrent Private Placement is subject to, among other things, the settlement of definitive documentation and the Corporation fulfilling all of the listing requirements of the TSX and the NYSE American. No commission or other fee will be paid to the Underwriters in connection with the sale of Common Shares pursuant to the Concurrent Private Placement. This Prospectus Supplement does not qualify the distribution of any Common Shares issued pursuant to the Concurrent Private Placement. See “Use of Proceeds” and “Plan of Distribution – Concurrent Private Placement” in this Prospectus Supplement.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP, and on behalf of the Underwriters by Miller Thomson LLP.

In connection with this Offering and subject to applicable laws, the Underwriters may over-allocate or effect transactions to stabilize or maintain the market price of the Common Shares. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the price at which the Offered Shares are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price. Any reduction of the Offering Price will not reduce the net proceeds to be received by the Corporation as stated above. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about October 8, 2025, or such other date as the Corporation and the Underwriters may agree (the “Closing Date”), but in any event not later than 42 days after the date of this Prospectus Supplement. Other than Offered Shares issued in the United States to “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“U.S. Accredited Investors”), which must be in the form of definitive certificates or DRS statements issued to such holders with applicable restrictive legends attached (unless such U.S. Accredited Investor is also a “qualified institutional buyer”, as such term is defined in Rule 144A under the U.S. Securities Act (“Qualified Institutional Buyers”), who agrees to certain restrictions) it is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Offered Shares with restrictive legends, if applicable. For further information and certain restrictions on buyers in the United States, please see “Plan of Distribution”.

An investment in the Offered Shares is speculative and subject to a number of risks. Investors should review this Prospectus Supplement, together with the Base Shelf Prospectus, in their entirety and carefully consider the risk factors described under the heading “Risk Factors” in each of the Base Shelf Prospectus and this Prospectus Supplement and the risks identified in the documents incorporated by reference herein before purchasing the Offered Shares.

Prospective investors should be aware that the acquisition of Offered Shares may have tax consequences in Canada. Such tax consequences for investors may not be described fully herein or in the Prospectus. See “Certain Canadian Federal Income Tax Considerations”. Potential investors are advised to consult their own legal counsel and other professional advisors in order to assess the income tax, legal and other aspects of the Offering in their particular circumstances.

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Base Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Base Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. See “Purchasers’ Statutory Rights”.

Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Corporation and the Underwriters have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Underwriters are offering to sell and seeking offers to buy the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the cover page of this Prospectus Supplement. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

The head and principal office of the Corporation is located at 82 Richmond Street East, Toronto, Ontario M5C 1P1.

Ari Sussman, Executive Chairman and a director of the Corporation, Ned Jalil, Chief Executive Officer of the Corporation, Omar Ossma, President of the Corporation, María Constanza García Botero, a director of the Corporation, Ashwath Mehra, a director of the Corporation, Angela María Orozco Gómez, a director of the Corporation, and Jasper Bertisen, a director of the Corporation, each reside outside of Canada and has each appointed Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance St., Toronto, Ontario M5H 0B4, as their agent for service of process in Canada. Prospective investors of the Offered Shares are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
MARKET AND INDUSTRY DATA	3
CURRENCY AND EXCHANGE RATE INFORMATION	3
ELIGIBILITY FOR INVESTMENT	3
DOCUMENTS INCORPORATED BY REFERENCE	3
MARKETING MATERIALS	4
THE CORPORATION	4
USE OF PROCEEDS	5
CONSOLIDATED CAPITALIZATION OF THE CORPORATION	6
PLAN OF DISTRIBUTION	6
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	9
PRIOR SALES	9
TRADING PRICE AND VOLUME	10
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	11
RISK FACTORS	14
LEGAL MATTERS	16
PROMOTERS	16
TRANSFER AGENT AND REGISTRAR	17
INTEREST OF EXPERTS	17
PURCHASERS’ STATUTORY RIGHTS	17
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

BASE SHELF PROSPECTUS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS	1
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
THE CORPORATION	4
CONSOLIDATED CAPITALIZATION	5
USE OF PROCEEDS	5
EARNINGS COVERAGE RATIO	5
DESCRIPTION OF COMMON SHARES	5
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF SUBSCRIPTION RECEIPTS	6
DESCRIPTION OF WARRANTS	7
DESCRIPTION OF UNITS	8
PLAN OF DISTRIBUTION	8
PRIOR SALES	9
MARKET FOR SECURITIES	9
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	9
RISK FACTORS	9
LEGAL MATTERS	11
PROMOTERS	11
INTEREST OF EXPERTS	12
TRANSFER AGENT AND REGISTRAR	12
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	12
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	13
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE PROMOTER	C-2

 i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Base Shelf Prospectus and the documents incorporated herein and therein. The second part, the accompanying Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. To the extent there is a conflict between information contained in this Prospectus Supplement and information contained in the accompanying Base Shelf Prospectus or any document incorporated by reference herein or therein, you should rely on the information contained in this Prospectus Supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date – for example, a document incorporated by reference into this Prospectus Supplement or the accompanying Base Shelf Prospectus – the statement in the document having the later date modifies or supersedes the earlier statement.

The Corporation has filed the Base Shelf Prospectus with the securities commissions in each of the provinces and territories of Canada, other than Québec, in order to qualify the securities described in the Base Shelf Prospectus in accordance with National Instrument 44-102 – Shelf Distributions.

Investors should rely only on information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus and such information is accurate only as of the date of the applicable document. The Corporation’s business, financial condition, results of operations may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Shelf Prospectus and the information incorporated by reference herein and therein. The Corporation has not authorized anyone to provide investors with different information. Information contained on the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities offered hereby.

The Corporation will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, the disclosure in this Prospectus Supplement assumes that the Over-Allotment Option will not be exercised.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” refer to the Corporation and its subsidiary entities on a consolidated basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, statements with respect to: the expected Closing Date; the exercise of the Over-Allotment Option; the receipt of all necessary regulatory approvals to effect the Offering and the Concurrent Private Placement; the expected use of net proceeds from the Offering and the Concurrent Private Placement, which ultimately remains subject to the Corporation’s discretion, as well as the impact of general business and economic conditions; the future price of commodities; the estimation of mineral resources; the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisition of new or optioned properties or mineral rights; success of exploration activities; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; reclamation expenses; other statements relating to the financial and business prospects of the Corporation; information as to the Corporation’s strategy, plans or future financial or operating performance; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the anticipated use of proceeds of the Offering and the Concurrent Private Placement; the timing for completion, settlement and closing of the Offering and the Concurrent Private Placement; the satisfaction of the conditions to closing of the Offering and the Concurrent Private Placement, including receipt in a timely manner of regulatory and other required approvals, authorizations and clearances, including the approval of the TSX and the authorization of NYSE American; the plan of distribution for the Offering; results of exploration activities not being supportive of further development of our projects; the future price of commodities; the estimation of mineral resources, the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; conducting operations in a foreign country; the assurance of titles or boundaries; uncertainties of project costs; the presence of artisanal/illegal miners; the process of formalization of artisanal miners and the closure of illegal mines; the environmental permitting process in Colombia; title regarding the ownership of the Corporation’s projects and the related surface rights and to the boundaries of the Corporation’s projects and other risks related to maintaining land surface rights; maintaining the security of the Corporation’s information technology systems; the Corporation’s limited operating history; the payment of net smelter return royalties; the significant influence exercised by the Executive Chairman of the Corporation over the Corporation; permitting timelines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; delays in obtaining, or the inability to obtain, third party contracts, equipment, supplies and governmental or other approvals; accidents, labour disputes, unavailability of appropriate land use permits, changes to land usage agreements and other risks of the mining industry generally and specifically in Colombia; reclamation expenses; the inability to obtain financing required for the completion of exploration and development activities; changes in business and economic conditions; international conflicts; other factors beyond the Corporation’s control; and as well as those factors included herein and elsewhere in the Corporation’s public disclosure. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes. The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in this Prospectus Supplement and in the accompanying Base Shelf Prospectus, and in the section entitled “Risk Factors” in the Corporation’s annual information form dated as of March 24, 2025 for the financial year ended December 31, 2024 (the “AIF”), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this Prospectus Supplement and, accordingly, is subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca.

MARKET AND INDUSTRY DATA

The Corporation has obtained any market and industry data and other statistical information presented in this Prospectus Supplement or the accompanying Base Shelf Prospectus or in the documents incorporated by reference herein and therein from a combination of internal company surveys and third-party information. Such third-party publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Corporation believes these publications and reports to be reliable, it has not independently verified the data or other statistical information contained therein, nor has it ascertained the underlying economic or other assumptions relied upon by these sources. The Corporation has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement, Canadian dollars are referred to as “Canadian dollars” or “C$” and United States dollars are referred to as “United States dollars” or “US$”. On October 2, 2025, the daily exchange rate as quoted by the Bank of Canada was US$1.00=C$1.3963 or C$1.00=US$0.7162.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Miller Thomson LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), in force as of the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a “registered retirement savings plan”, “registered retirement income fund”, “registered education savings plan”, “registered disability savings plan”, “tax-free savings account”, “first home savings account” (collectively, “Registered Plans”) or a “deferred profit sharing plan” (as those terms are defined in the Tax Act), provided that at that time, the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE American) or the Corporation otherwise qualifies as a “public corporation” other than a “mortgage investment corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder or subscriber of, or an annuitant under, a Registered Plan, as the case may be, (the “Controlling Individual”) will be subject to a penalty tax if the Offered Shares held in the Registered Plan are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will generally be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Offered Shares will generally not be a “prohibited investment” if such shares are “excluded property” (as defined in the Tax Act) for the Registered Plan.

Persons who intend to hold Offered Shares in a Registered Plan should consult their own tax advisors as to whether the Offered Shares will be a prohibited investment in regard to their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

As of the date hereof, the following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into the Base Shelf Prospectus for purposes of the Offering, and form an integral part of the Prospectus:

1.	the AIF;

2.	the audited consolidated financial statements of the Corporation as at, and for the years ended December 31, 2024 and 2023, the notes thereto and the independent auditors’ report thereon (including the audited consolidated financial statements of the Corporation as at, and for the years ended December 31, 2022 and 2021, the notes thereto and the independent auditors’ report thereon, which is incorporated by reference in the Base Shelf Prospectus), together with the related management’s discussion and analysis (the “Annual MD&A”) of the financial condition and results of operations of the Corporation;

3.	the unaudited interim condensed consolidated interim financial statements of the Corporation for the three and six months ended June 30, 2025 (the “Interim Financial Statements”), the notes thereto, together with the related management’s discussion and analysis (the “Interim MD&A”) of the financial condition and results of operations of the Corporation;

4.	the management information circular of the Corporation dated May 9, 2025, prepared in connection with the annual general meeting of shareholders of the Corporation held on June 16, 2025;

5.	the material change report of the Corporation dated March 20, 2025 in respect of a private placement whereby Agnico subscribed for 4,741,984 Common Shares at a price of C$11.00 per Common Share and concurrently exercised all of the common share purchase warrants of the Corporation it held to acquire an additional 2,225,000 Common Shares at a price of C$5.01 per Share;

6.	the template version of the term sheet for the Offering dated October 1, 2025; and

7.	the amended template version of the term sheet for the Offering dated October 2, 2025.

A reference to this Prospectus includes a reference to any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above (excluding confidential material change reports), the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offering shall be deemed to be incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, for the purposes of the Offering.

Applicable portions of the documents listed above are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any subsequently filed document which is also incorporated by reference in this Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus shall be deemed to be modified or superseded, for purposes of the Offering, to the extent that a statement contained herein or in any other currently or subsequently filed document that is later dated and incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of the Prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) are not part of this Prospectus Supplement or the Base Shelf Prospectus to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment hereof. Any “template version” (as defined in NI 41-101) of the marketing materials filed with the securities commission or similar authority in each of the provinces and territories of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and in the Base Shelf Prospectus.

THE CORPORATION

Collective is a Canadian mineral resource company with a long-term focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Corporation’s exploration, development and operating expertise could substantially enhance shareholder value. The Corporation currently has two exploration projects: (i) the 4,455-hectare Guayabales project located in the Caldas department of Colombia (the “Guayabales Project”), which is the Corporation’s sole material project; and (ii) the 4,754-hectare San Antonio project also located in a historical gold district in the Caldas department of Colombia (the “San Antonio Project”).

More detailed information regarding the business of the Corporation as well as its operations and assets can be found in the accompanying Base Shelf Prospectus, the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately C$119,307,000, or C$137,270,000 if the Over-Allotment Option is exercised in full, in each case after deducting the Underwriters’ Commission (and the expenses of the Offering (estimated to be C$450,000)), which will be paid out of the proceeds of the Offering. The foregoing amounts exclude a reduced 2.25% cash fee on Offered Shares sold pursuant to the base Offering to certain purchasers on the President’s List, if any.

The estimated proceeds to be received by the Corporation from the Concurrent Private Placement (regardless of whether the Over-Allotment Option is exercised, in whole or in part) will be C$14,999,987.

The Corporation currently intents to use the net proceeds from the Offering and the Concurrent Private Placement as follows:

Use of Proceeds		Approximate Amount Assuming completion of the Concurrent Private Placement and no exercise of the Over-Allotment Option		Approximate Amount Assuming completion of the Concurrent Private Placement and full exercise of the Over-Allotment Option

Exploration Drilling (including field costs)	C$	45,540,000	C$	63,503,550
Technical Studies	C$	10,695,000	C$	10,695,000
Underground Development	C$	41,400,000	C$	41,400,000
Sub-Total	C$	97,635,000	C$	115,598,550
ESG, Option Payments & Land Acquisition Costs	C$	30,151,965	C$	30,151,965
Corporate G&A(1)	C$	6,520,022	C$	6,519,472
Total:	C$	134,306,987	C$	152,269,987

Note:

(1)	Includes, investor relations and marketing activities, regulatory fees and general expenses such as insurance and legal and accounting services. This amount may change depending on the actual costs incurred in connection with the items outlined directly above.

The net proceeds from the Offering and the Concurrent Private Placement are expected to strengthen the Corporation’s financial position that will allow for continued funding of the Corporation’s recommended stage two exploration program at the Guayabales Project, and for further investment in exploration activities, technical studies and underground development on the Guayabales Project in order to expand the known gold deposits. In particular, the Corporation’s objectives are to advance the Apollo discovery with infill drilling along with exploration drilling at the Ramp Zone. The Corporation intends to publish a maiden resource estimate on the Apollo system along with eventual economic studies. The Corporation also intends to continue exploration drilling at various grassroots targets within its portfolio of exploration titles. The proposed use of proceeds from the Offering and the Concurrent Private Placement is also expected to fund approximately 110,000 metres of further core drilling and underground development in order to access the Apollo system at lower elevations along various technical studies. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

The Corporation intends to spend the available funds as set forth above based on a budget which has been approved by the Corporation’s board of directors (the “Board”) which is consistent with established internal control guidelines. The anticipated use of the net proceeds from the Offering, as detailed above, is based on the best estimates prepared by management of the Corporation. See “Cautionary Statement Regarding Forward-Looking Information”, and “Risk Factors – Risks Related to the Corporation – Negative Operating Cash Flow.”

The above noted proposed use of proceeds represents the Corporation’s intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Corporation. Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be deemed prudent or necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors – Use of Proceeds”.

Until used for the above purposes, the Corporation may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada or add them to the working capital.

The Corporation will require additional financing over and above the Offering and the Concurrent Private Placement in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of Common Shares or securities convertible into Common Shares. Factors that could affect the availability of financing include, but are not limited to, the progress and results of ongoing exploration at the Guayabales Project (and at the San Antonio Project) the state of international debt and equity markets, and investor perceptions and expectations of the global gold and precious metals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary. See “Risk Factors”.

The Corporation is in the exploration stage with no source of operating revenue and is dependent upon equity or debt financing to maintain its current operations. The Corporation had negative cash flow from operating activities for the year ended December 31, 2024 and for the three and six months ended June 30, 2025. The Corporation anticipates that negative operating cash flows will continue as long as it remains in an exploration and development stage. See “Risk Factors – Risks Related to the Corporation – Negative Operating Cash Flow”.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

Other than as contemplated pursuant to the Offering and the Concurrent Private Placement, there have not been any material changes in the share and loan capitalization of the Corporation since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus Supplement.

As at June 30, 2025, there were a total of 84,854,026 Common Shares issued and outstanding. As at June 30, 2025, as adjusted to give effect to the Offering and the Concurrent Private Placement, there will be a total of 92,243,499 Common Shares issued and outstanding (and 93,233,499 Common Shares if the Over-Allotment Option is exercised in full).

PLAN OF DISTRIBUTION

Pursuant to the terms and subject to the conditions of the Underwriting Agreement, the Corporation has agreed to sell, and the Underwriters have severally agreed to purchase, on the Closing Date, an aggregate of 6,600,000 Initial Offered Shares at a price of C$19.00 per Initial Offered Share. Jett is not registered as a dealer in any Canadian jurisdiction and accordingly, will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The closing of the Offering is expected to take place on October 8, 2025, or such other date as the Corporation and the Underwriters may agree, but in any event not later than 42 days after the date of this Prospectus Supplement. The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, nor joint and several, and may be terminated at their discretion on the basis of customary “regulatory out”, “material adverse change out”, “disaster out” and “breach out” termination rights or may also be terminated upon the occurrence of certain stated events that would in the reasonable opinion of the Underwriters, operate to prevent, restrict or otherwise materially adversely affect or restrict the distribution or trading of the Offered Shares or the Common Shares. The Underwriters are, however, severally obligated to take up and pay for all of the Initial Offered Shares that they have agreed to purchase if any of the Initial Offered Shares are purchased under the Underwriting Agreement. The terms of the Offering and the Offering Price have been determined by negotiation among the Corporation and the Lead Underwriters, with reference to the market price of the Common Shares on the TSX and other factors.

Subject to certain qualifications and limitations, the Corporation has agreed to indemnify the Underwriters, their respective subsidiaries and affiliates, and their respective shareholders, partners, directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under Canadian securities legislation, and to contribute to any payments the Underwriters may be required to make in respect thereof.

The Underwriters have been granted the Over-Allotment Option, exercisable, in whole or in part, at any time, and from time to time, on or before the Over-Allotment Deadline, to purchase up to an additional 990,000 Over-Allotment Shares at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Lead Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Shares to be purchased. The Prospectus qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission equal to 4.50% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option), and subject to a reduced 2.25% cash commission for up to C$500,000 of Offered Shares sold certain purchasers on the President’s List. If the Over-Allotment Option is exercised in full, and assuming no sales to purchasers on the President’s List, the aggregate Underwriters’ Commission payable by the Corporation will be C$6,489,450.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares (including the Over-Allotment Shares, if applicable) at the Offering Price, the price at which the Offered Shares (including the Over-Allotment Shares, if applicable) are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price. Any reduction of the Offering Price will not reduce the net proceeds received by the Corporation.

In accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; imposition of penalty bids; and purchases to cover positions created by short sales; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the Offering is in progress. The Underwriters must close out any short position by purchasing Common Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase the Common Shares in the Offering.

As a result of these activities, the price of the Offered Shares may be higher than the price of the Common Shares that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

Other than Offered Shares issued to U.S. Accredited Investors, which must be in the form of definitive certificates or DRS statements issued to such holders with applicable restrictive legends attached (unless such U.S. Accredited Investor is also a Qualified Institutional Buyer, who agrees to certain restrictions) it is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interest in such Offered Shares.

The Offering is being made in all of the provinces and territories of Canada, other than Québec and Nunavut. In addition, the Underwriters may offer the Offered Shares outside of Canada in compliance with local securities laws. The Corporation is not making an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where such offer is not permitted.

The Corporation has agreed in the Underwriting Agreement that, subject to certain exceptions, for a period of 90 days after the Closing Date, it shall not (without BMO Nesbitt Burns Inc.’s prior written consent, such consent not to be unreasonably withheld), directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any additional Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, other than: (i) pursuant to the Offering, including the issuance of any Common Shares to Agnico on exercise of its Participation Right; (ii) pursuant to the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Corporation outstanding as of the date hereof; (iv) pursuant to the Corporation’s stock option plan or any other share compensation arrangement of the Corporation; (v) pursuant to any acquisition of shares or assets of arm’s length persons; or (vi) in connection with any strategic transactions, investments or supply agreements between the Corporation and a third party, including any stock options or other convertible securities that may be issued to any arm’s length persons in connection with such strategic transactions, investments or supply agreements.

The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to, subject to certain exceptions, cause its directors and officers and their respective associates to enter into undertakings in favour of the Lead Underwriters on or before the Closing Date, agreeing not to directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any securities of the Corporation held by them, directly or indirectly, for a period of 90 days from the Closing Date without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld, other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation, to permit sales to cover tax obligations related to a director’s or officer’s ownership of securities of the Corporation, and to permit transfers by any such person to its affiliates for tax or other bona fide tax or estate planning purposes, provided that each transferee shall, as a condition precedent to such transfer, agree to enter into a substantially similar undertaking.

The Corporation has applied to list the Offered Shares on the TSX and NYSE American. Listing of the Offered Shares is subject to the Corporation fulfilling all of the listing requirements of the TSX and NYSE American. See “Risk Factors”.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Each Underwriter (on behalf of itself and its United States registered broker-dealer affiliate (“U.S. Affiliate”) making offers and sales of Offered Shares in the United States, if any) has agreed that, except as permitted by the Underwriting Agreement (subject to all the agreements, covenants and restrictions set forth therein and exhibits and schedules thereto) and as expressly permitted by applicable United States federal and state securities laws, it will not offer or sell the Offered Shares, as part of its distribution at any time, within the United States and that all offers and sales of the Offered Shares will otherwise be made outside of the United States in accordance with Rule 903 of Regulation S under the U.S. Securities Act.

The Underwriting Agreement enables the Underwriters, through one or more of their U.S. Affiliates, to offer the Offered Shares in the United States for sale by the Corporation to a limited number of substituted purchasers who are U.S. Accredited Investors and/or Qualified Institutional Buyers, in transactions in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D thereunder (“Regulation D”) and/or in reliance upon Section 4(a)(2) of the U.S. Securities Act and similar exemptions from registration under applicable securities laws of any state of the United States. The Offered Shares that are sold in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act subject to certain restrictions on transfer. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States in accordance with Regulation S under the U.S. Securities Act.

U.S. Accredited Investors (that are also Qualified Institutional Buyers) who are acquiring Offered Shares in transactions in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased, subject to certain limited exemptions. Offered Shares, if any, acquired by such U.S. Accredited Investors (that are also Qualified Institutional Buyers) may not be deposited into the facilities of the Depository Trust Company, or a successor depository within the United States, or be registered or arranged to be registered, with Cede & Co. or any successor thereto and are subject to contractual restrictions on transfer agreed to by or on behalf of such U.S. Accredited Investors (that are also Qualified Institutional Buyers). Physical certificates or statements evidencing the Offered Shares will be issued to purchasers in the United States who are U.S. Accredited Investors that are not also Qualified Institutional Buyers.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with exemptions from registration under the U.S. Securities Act and applicable state securities laws. This Prospectus Supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States.

Concurrent Private Placement

Agnico has notified the Corporation of its intention to exercise its Participation Right with respect to the Offering and subscribe for 789,473 Common Shares under the Concurrent Private Placement that would result in Agnico owning and controlling approximately 14.64% of the Common Shares on a non-diluted basis following the completion of the Offering and the Concurrent Private Placement (assuming no exercise of the Over-Allotment Option). The exercise of the Participation Right will be effected through the Concurrent Private Placement. The Concurrent Private Placement would be expected to close on or about October 8, 2025. Closing of the Concurrent Private Placement is subject to, among other things, settling definitive documentation and the approval and authorization, as applicable, of the TSX and NYSE American. No commission or other fee will be paid to the Underwriters in connection with the sale of Common Shares pursuant to the Concurrent Private Placement. This Prospectus Supplement does not qualify the distribution of any Common Shares issued pursuant to the Concurrent Private Placement. For further details, see “Use of Proceeds”.

As a result of the participation by Agnico in the Concurrent Private Placement, the Concurrent Private Placement constitutes a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Pursuant to section 5.5(a) and 5.7(1)(a) of MI 61-101, the Corporation is exempt from obtaining a formal valuation and minority approval of the Corporation’s shareholders as the fair market value of Agnico’s participation in the Concurrent Private Placement is below 25% of the Corporation’s market capitalization as determined in accordance with MI 61-101. The Corporation expects to file a material change report including details with respect to the related party transaction less than 21 days prior to the closing of the Concurrent Private Placement, which the Corporation deemed reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Concurrent Private Placement (and the Offering) in an expeditious manner.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 84,857,276 Common Shares are issued and outstanding as at the date hereof, and 89,879,442 Common Shares are issued and outstanding as at the date hereof on a fully diluted basis (assuming the exercise of all outstanding convertible securities). Holders of Common Shares are entitled to dividends, if, as and when declared by the Board, to one vote per share at meetings of shareholders of the Corporation and, upon dissolution, to share equally in such assets of the Corporation as are distributable to the holders of Common Shares. The Corporation has not paid dividends since its incorporation and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Corporation does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Corporation issued the following Common Shares:

Month of Issue	Number Issued	Issue/Exercise Price (C$)	Reason for Issuance
November 2024	10,000	2.90	Exercise of Stock Options
January 2025	40,500	2.83	Exercise of Stock Options
January 2025	25,000	4.12	Exercise of Stock Options
January 2025	10,000	2.90	Exercise of Stock Options
January 2025	5,000	3.36	Exercise of Stock Options
February 2025	67,500	2.83	Exercise of Stock Options
February 2025	102,500	2.90	Exercise of Stock Options
March 2025	1,667	4.12	Exercise of Stock Options
March 2025	4,741,984	11.00	Private Placement(1)
March 2025	2,225,000	5.01	Exercise of Common Share Purchase Warrants(1)
May 2025	1,000	2.83	Exercise of Stock Options
May 2025	3,000	3.21	Exercise of Stock Options
May 2025	3,667	4.12	Exercise of Stock Options
September 2025	1,250	4.00	Exercise of Stock Options
September 2025	1,000	2.90	Exercise of Stock Options
September 2025	1,000	2.83	Exercise of Stock Options

Note:

(1)	See “Documents Incorporated by Reference”.

During the 12-month period before the date of this Prospectus Supplement, the Corporation issued the following securities convertible into Common Shares:

Month of Issue	Type of Security	Number Issued	Issue/Exercise Price (C$)
December 2024	Stock Options	1,100,000	5.94
February 2025	Stock Options	200,000	8.32
April 2025	Stock Options	700,000	15.03

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and on the NYSE American under the symbol “CNL”.

The following table sets forth the market price ranges and trading volumes of the Common Shares on the TSX over the 12-month period prior to the date of this Prospectus Supplement, as reported by the TSX:

Period	High (C$)	Low (C$)	Volume
2025
October(1)	20.83	18.44	1,359,141
September	20.74	17.28	3,102,414
August	18.18	11.70	3,434,149
July	16.45	12.27	3,828,158
June	16.29	13.03	2,380,593
May	15.78	12.425	3,746,110
April	16.06	11.41	3,576,963
March	15.27	8.44	5,141,241
February	9.67	7.43	2,617,496
January	7.71	5.97	1,847,611
2024
December	6.10	4.84	1,900,045
November	5.36	4.66	1,032,099
October	5.50	4.25	1,616,314

Note:

(1)	Period from October 1, 2025 to October 2, 2025.

The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the months indicated:

Period	High (US$)	Low (US$)	Volume
2025
October(1)	14.96	13.21	266,478
September	14.91	12.50	1,320,938
August	13.27	8.30	1,935,765
July	12.04	8.89	1,483,250
June	12.00	9.46	1,208,864
May	11.81	8.85	1,269,691
April	11.61	7.56	2,480,291
March	10.67	5.56	2,021,328
February	6.85	5.08	469,361
January	5.35	4.12	235,207
2024
December	4.24	3.35	252,029
November	3.99	3.32	159,878
October	4.04	2.99	185,600

Note:

(1)	Period from October 1, 2025 to October 2, 2025.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a person who acquires Offered Shares pursuant to this Prospectus Supplement as beneficial owner and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation or the Underwriters; and (iii) acquires and holds the Offered Shares as capital property (a “Holder”).

Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “mark to market property” rules; (ii) that is a “specified financial institution”; (iii) that makes, or has made, a “functional currency” reporting election under the Tax Act; (iv) an interest in which is a “tax shelter investment”; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of the Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”; (vii) that is a “foreign affiliate” of a taxpayer resident in Canada, or (viii) that is generally exempt from taxation under Part I of the Tax Act, all as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, the CRA’s administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of Offered Shares (including dividends, adjusted cost base, and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must generally be converted into Canadian dollars based on the rate quoted by the Bank of Canada for the exchange of the foreign currency for Canadian dollars on the date such amounts arise, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This section of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (a “Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders should consult with their own tax advisors regarding this election.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Offered Shares will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received or deemed to be received by an individual from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” (as defined in the Tax Act) designated by the Corporation in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or a capital loss) in the taxation year of the disposition or deemed disposition equal to the amount by which the proceeds of disposition of the Offered Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares of the Corporation held as capital property at that time by the Resident Holder, if any. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada - Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year and is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such taxation years, subject to the detailed rules contained in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may, in certain circumstances, be reduced by the amount of any dividends previously received (or deemed to be received) by the Resident Holder on such Offered Share (or a share substituted for such Offered Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as applicable. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year, or a “substantive CCPC” (as defined in the Tax Act) at any time in the relevant taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains, interest, and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax under the Tax Act at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. Under the Canada-United States Tax Convention (1980), as amended (the “U.S. Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the U.S. Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the U.S. Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the U.S. Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI) between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and NYSE American), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property of a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

If the Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention.

If a Non-Resident Holder disposes (or is deemed to have disposed of) Offered Shares that are taxable Canadian property of a Non-Resident Holder and are not “treaty-protected property”, as defined in the Tax Act, of the Non-Resident Holder at the time of disposition (or deemed disposition) and that Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention (including as a result of the application of the MLI), the consequences above under “Holders Resident in Canada – Disposition of Offered Shares” and “Holders Resident in Canada – Capital Gains and Capital Losses” will generally apply. Such Non-Resident Holders should consult their own tax advisors. A Non-Resident Holder contemplating a disposition of Offered Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition regarding the tax and compliance considerations that may be relevant.

RISK FACTORS

An investment in the Offered Shares is speculative and subject to certain risks. Investors should carefully consider the risks described below, in the AIF, the Annual MD&A, the Interim MD&A, the Base Shelf Prospectus and other information elsewhere in this Prospectus Supplement, including the documents incorporated by reference into the Base Shelf Prospectus for purposes of the Offering, prior to making an investment in the Offered Shares. If any of such or other risks occur, the Corporation’s prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that case, the trading price of the Common Shares could decline and investors could lose all or part of their investment. While the Corporation has attempted to identify the primary known risks that are material to its business, such risks and uncertainties may not the only ones the Corporation faces. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that it currently deems to be immaterial could also have a material adverse effect on the Corporation’s business, prospects, financial condition and results of operations. The Corporation cannot assure prospective purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this Prospectus Supplement and the accompanying Base Shelf Prospectus and in the documents incorporated by reference herein and therein, or other unforeseen risks.

Risks Related to the Corporation

Negative Operating Cash Flow

The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. Given its expected rate of cash burn, the Corporation expects to be able to continue operations and advance its business operations using its currently available non-contingent resources for at least 12 months from the date of this Prospectus Supplement.

Use of Proceeds

Management of the Corporation will have broad discretion concerning the use of the proceeds of the Offering and the Concurrent Private Placement as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering and the Concurrent Private Placement. Management may elect to allocate net proceeds differently from that described herein if they believe it would be in the Corporation’s best interests. Shareholders of the Corporation will have to rely upon the judgment of management with respect to the use of proceeds. Management may spend a portion or all of the net proceeds from the Offering and the Concurrent Private Placement in ways that shareholders of the Corporation may not desire or that may not yield a significant return or any return at all. Shareholders of the Corporation may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply the net proceeds effectively could have a material adverse effect on the Corporation’s business, prospects, financial condition or results of operations. Pending their use, the Corporation may also invest the net proceeds from the Offering and the Concurrent Private Placement in a manner that does not produce income or that loses value. See “Use of Proceeds”.

It is Uncertain Whether the Concurrent Private Placement Will be Completed

The Corporation has not yet entered into a binding agreement with Agnico in connection with the Concurrent Private Placement and there can be no assurance that the Concurrent Private Placement will be completed as contemplated or at all. Additionally, the Corporation cannot guarantee the effect, if any, that the Concurrent Private Placement may have on the market price of the Common Shares. The completion of the Concurrent Private Placement, or the expectation that the Concurrent Private Placement will occur, may adversely affect the prevailing market price of the Common Shares and the completion of the Concurrent Private Placement will result in the equity dilution of any persons who are or may become holders of Common Shares (including pursuant to the Offering).

Risks Related to the Securities

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies can experience a high level of price and volume volatility and the value of the Corporation’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Corporation and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in the Prospectus. Factors which may influence the price of the Corporation’s securities, including the Common Shares, include, but are not limited to: worldwide economic conditions; changes in government policies; investor perceptions; movements in global interest rates and global stock markets; variations in operating costs; the cost of capital that the Corporation may require in the future; recommendations by securities research analysts; issuances of Common Shares or debt securities by the Corporation; operating performance and, if applicable, the share price performance of the Corporation’s competitors; the addition or departure of key management and other personnel; the expiration of lock-up or other transfer restrictions on outstanding Common Shares; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; news reports relating to trends, concerns, or competitive developments, regulatory changes and other related industry and market issues affecting the mineral resource sector; publicity about the Corporation, the Corporation’s personnel or others operating in the industry; loss of a major funding source; and all market conditions that are specific to the mineral resource industry.

There can be no assurance that such fluctuations will not affect the price of the Corporation’s securities, and consequently purchasers of Offered Shares may not be able to sell Offered Shares at prices equal to or greater than the price or value at which they purchased the Offered Shares or acquired them by way of the secondary market.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global gold and precious metals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Investors may lose their entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Dilution from equity financing could negatively impact holders of Common Shares

The Corporation may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Corporation cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Corporation’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

The Corporation does not pay dividends

No dividends on the Common Shares have been declared or paid to date. The Corporation anticipates that, for the foreseeable future, it will retain its cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including earnings, operating results, financial condition, current and anticipated cash needs and any restrictions in financing agreements, and the Corporation may never pay dividends.

Global Financial Conditions Can Reduce Share Prices and Limit Access to Financing

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Corporation’s ability to obtain equity or debt financing in the future on terms favorable to the Corporation or at all. In such an event, the Corporation’s operations and financial condition could be adversely impacted.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Corporation, and Miller Thomson LLP on behalf of the Underwriters.

As at October 3, 2025, the partners and associates of each of Cassels Brock & Blackwell LLP and Miller Thomson LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of each class of the Corporation or of any associate or affiliate of the Corporation.

PROMOTERS

Ari Sussman, the Executive Chairman and a director of the Corporation, is a promoter of the Corporation. As of the date hereof Mr. Sussman beneficially owns, or controls or directs, directly or indirectly, a total of 11,003,600 Common Shares and 550,000 incentive stock options representing approximately 12.85% of the equity f the Corporation on a fully diluted basis. No person who was a promoter of the Corporation:

●	received anything of value directly or indirectly from the Corporation or a subsidiary within the last two years;

●	sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office in Toronto, Ontario.

INTEREST OF EXPERTS

The Corporation’s independent registered accounting firm is BDO Canada LLP, located at 222 Bay Street, Suite 2200 Toronto, Ontario M5K 1H1, who have issued an Independent Auditor’s Report dated March 24, 2025 in respect of the Corporation’s consolidated financial statements for the year ended December 31, 2024. BDO Canada LLP is independent of the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

PricewaterhouseCoopers LLP, located at 18 York Street, Suite 2500, Toronto, Ontario M5J 0B2, issued an Independent Auditor’s Report dated April 21, 2023 in respect of the Corporation’s consolidated financial statements for the year ended December 31, 2022. PricewaterhouseCoopers LLP was independent of the Corporation within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct at the time it issued its Independent Auditor’s Report.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for recession, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of province or territory in which the purchaser resides. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE CORPORATION

Dated: October 3, 2025

This short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, other than Québec and Nunavut.

(“Signed”) Ned Jalil	(“Signed”) Paul Begin
Chief Executive Officer	Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(“Signed”) Ari Sussman	(“Signed”) Ashwath Mehra
Executive Chairman and a Director	Director

 C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: October 3, 2025

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, other than Québec and Nunavut.

BMO NESBITT BURNS INC.	SCOTIA CAPITAL INC.

(“Signed”) Ilan Bahar	(“Signed”) Matthew Hind
Managing Director & Co-Head, Global Metals & Mining	Managing Director and Head, Global Mining & Metals

CLARUS SECURITIES INC.

(“Signed”) Robert Orviss
Managing Director, Investment Banking

CANACCORD GENUITY CORP.	ROTH CANADA, INC.

(“Signed”) Matthew Reimer	(“Signed”) Michael Tait
Director, Investment Banking	Managing Director, Head of Investment Banking

VENTUM FINANCIAL CORP.

(“Signed”) Asad Said
Senior Vice President, Capital Markets

 C-2

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada, other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption from the prospectus delivery requirement has been granted, or is otherwise available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Collective Mining Ltd., at 82 Richmond Street East, Toronto, Ontario M5C 1P1, telephone 416 451-2727 and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 4, 2023

COLLECTIVE MINING LTD.

$200,000,000

Common Shares
Debt Securities
Subscription Receipts
Warrants
Units

Collective Mining Ltd. (“Collective” or the “Corporation”) may from time to time offer and issue the following securities: (i) common shares of the Corporation (the “Common Shares”); (ii) debt securities of the Corporation (“Debt Securities”); (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Corporation; (iv) warrants exercisable to acquire Common Shares and/or other securities of the Corporation (“Warrants”); and (v) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof having an offer price of up to $200,000,000 aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common shares being offered; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities (provided that the Debt Securities shall only be convertible or exchangeable into Common Shares or other securities of the Corporation), and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Share and/or other securities of the Corporation and any other specific terms; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Debt Securities, Subscription Receipts and/or Warrants underlying the Units, and any other specific terms. The Corporation does not intend on issuing “novel” securities pursuant to this Prospectus, as such term is defined under National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, without limitation, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. This Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), and/or convertible into or exchangeable for Common Shares.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution” (as such term is defined in NI 44-102). In connection with any offering of the Securities, other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

In connection with the filing by the Corporation of this Prospectus, the Corporation has undertaken not to distribute Securities in Canada by way of an “at-the-market distribution” under the Prospectus unless the Corporation has filed an amendment to this Prospectus adding Québec as a jurisdiction in which the Securities will be distributed or otherwise obtained exemptive relief therefrom.

No underwriter of the “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under an “at-the-market” prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CNL”. On December 1, 2023, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the TSX was $4.28. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.

Investing in Securities involves a high degree of risk. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference in their entirety and carefully consider the risk factors described under “Risk Factors” prior to investing in such Securities.

No underwriter, agent, or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The head and registered office of the Corporation is located at 82 Richmond Street East, Toronto, Ontario M5C 1P1.

Ari Sussman, Executive Chairman and a director of the Corporation, Omar Ossma, President and Chief Executive Officer of the Corporation, and María Constanza García Botero, Ashwath Mehra, and Angela María Orozco Gómez, each a director of the Corporation, each reside outside of Canada and has each appointed Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, as their agent for service of process in Canada. Prospective investors of Securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

TABLE OF CONTENTS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS	1
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
THE CORPORATION	4
CONSOLIDATED CAPITALIZATION	5
USE OF PROCEEDS	5
EARNINGS COVERAGE RATIO	5
DESCRIPTION OF COMMON SHARES	5
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF SUBSCRIPTION RECEIPTS	6
DESCRIPTION OF WARRANTS	7
DESCRIPTION OF UNITS	8
PLAN OF DISTRIBUTION	8
PRIOR SALES	9
MARKET FOR SECURITIES	9
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	9
RISK FACTORS	9
LEGAL MATTERS	11
PROMOTERS	11
INTEREST OF EXPERTS	12
TRANSFER AGENT AND REGISTRAR	12
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	12
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	13
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE PROMOTER	C-2

 -i-

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS

An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or the date of the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Common Shares, Debt Securities, Subscription Receipts, Warrants and/or Units. The Corporation’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. On December 1, 2023, the daily exchange rate as quoted by the Bank of Canada was US$1.00=C$1.3507 or C$1.00=US$0.7404.

Unless the context otherwise requires, all references in this Prospectus to the “Corporation” refer to the Corporation and its subsidiary entities on a consolidated basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, statements with respect to: the use of proceeds of an offering of Securities; the timing for completion of any offering of Securities; the future price of commodities; the estimation of mineral resources; the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; success of exploration activities; the payment of net smelter return royalties; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; reclamation expenses; the acquisition of new properties; other statements relating to the financial and business prospects of the Corporation; information as to the Corporation’s strategy, plans or future financial or operating performance; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: results of exploration activities not being supportive of further development of our projects; the future price of commodities; the estimation of mineral resources, the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; conducting operations in a foreign country; the assurance of titles or boundaries; uncertainties of project costs; the presence of artisanal/illegal miners; the process of formalization of artisanal miners and the closure of illegal mines; the environmental permitting process in Colombia; title regarding the ownership of the Corporation’s projects and the related surface rights and to the boundaries of the Corporation’s projects and other risks related to maintaining land surface rights; maintaining the security of the Corporation’s information technology systems; the Corporation’s limited operating history; the payment of net smelter return royalties; the significant influence exercised by the Executive Chairman of the Corporation over the Corporation; international conflicts; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; delays in obtaining, or the inability to obtain, third party contracts, equipment, supplies and governmental or other approvals; accidents, labour disputes, unavailability of appropriate land use permits, changes to land usage agreements and other risks of the mining industry generally and specifically in Colombia; reclamation expenses; the inability to obtain financing required for the completion of exploration and development activities; changes in business and economic conditions; other factors beyond the Corporation’s control; and as well as those factors included herein and elsewhere in the Corporation’s public disclosure. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes. The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the AIF (as defined herein), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking information. The forward-looking information contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca.

FINANCIAL INFORMATION

The financial statements of the Corporation are presented in United States dollars and such financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, any other financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation, at 82 Richmond Street East, Toronto, Ontario M5C 1P1, and are also available electronically at www.sedarplus.ca.

As of the date hereof, the following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, are specifically incorporated by reference into and form an integral part of this Prospectus:

1)	the annual information form of the Corporation dated as of May 2, 2023 for the financial year ended December 31, 2022 (the “AIF”);

2)	the audited consolidated financial statements of the Corporation as at, and for the years ended December 31, 2022 and 2021, the notes thereto and the independent auditor’s report thereon, together with the related management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of the Corporation;

3)	the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine months ended September 30, 2023 (the “Interim Financial Statements”), the notes thereto with the related MD&A of the financial condition and results of operations of the Corporation;

4)	the material change report of the Corporation dated March 22, 2023 in respect of the completion of a bought deal prospectus offering pursuant to which the Corporation raised gross proceeds of approxmiately C$30 million; and

5)	the management information circular of the Corporation dated May 23, 2023, prepared in connection with the annual and special meeting of shareholders of Corporation held on June 29, 2023.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon and related MD&A, interim financial statements and related MD&A, information circulars, business acquisition reports, any news release issued by the Corporation that specifically states it is to be incorporated by reference in this Prospectus and any other documents as may be required to be incorporated by reference herein under applicable Canadian securities laws which are filed by the Corporation with a securities commission or any similar authority in Canada after the date of this Prospectus, during the 25-month period this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus.

Upon a new interim financial report and related MD&A of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial report and related MD&A of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related MD&A of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related MD&A and the previous interim financial report and related MD&A of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new AIF of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous AIF; (ii) material change reports filed by the Corporation prior to the end of the financial year in respect of which the new AIF is filed; (iii) business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new AIF is filed; and (iv) any information circular of the Corporation filed prior to the beginning of the Corporation’s financial year in respect of which the new AIF is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement to this Prospectus containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

THE CORPORATION

The Corporation is a Canadian company listed on the TSX under the symbol “CNL”. The Corporation’s long-term focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Corporation’s exploration, development and operating expertise could substantially enhance shareholder value. The Corporation currently has one material exploration project which is the 4,781-hectare Guayabales project (the “Guayabales Project”) located in the Caldas department of Colombia. The Corporation also owns the 4,729-hectare San Antonio project located in a historical gold district in the Caldas department of Colombia, however, the current focus of the Corporation is on the exploration of the Guayabales Project, which is currently its only material project. See “Documents Incorporated by Reference”.

March 2023 Equity Financing

On March 22, 2023, the Corporation completed a “bought deal” prospectus offering of 7,060,000 Common Shares at a price of C$4.25 per Common Share raising gross proceeds of approximately C$30 million (the “March 2023 Offering”). Set out below is a comparison in tabular form of the disclosure that the Corporation previously made about how it intended to use the proceeds from the March 2023 Offering and an explanation of variances and the impact of the variances on the Corporation’s ability to achieve its business objectives and milestones:

Date of Financing	Funds Raised	Intended Use of Funds	Explanation of Variances and Impact on Business Objectives and Milestones
March, 2023	Gross proceeds of approximately C$30 million

The net proceeds from the March 2023 Offering were intended to be used by the Corporation for exploration drilling, other technical and target generative work, site G&A, and for ESG and property option payments.

The Corporation’s objectives are to better understand the potential for discovery of economically important metals on its properties. Exploration drilling, which will be comprised of approximately 50,000 metres of core drilling, is expected to focus primarily on the Apollo porphyry discovery within the Apollo target at the Guayabales Project. Newly generated targets at the Guayabales Project are also expected to be allocated some drilling metres. Other exploration work will include soil and rock chip sampling, mapping, geochemical and exploration-related capital items.

No significant variances to the intended use of proceeds from the March 2023 Offering.

Recent Developments

On September 6, 2023, the Common Shares commenced trading on the TSX under the symbol “CNL” following the Corporation’s graduation to the TSX from the TSX Venture Exchange.

On November 8, 2023, Angela María Orozco Gómez was appointed as a non-executive director of the Corporation. Mrs. Orozco Gómez, a resident of Bogota, Colombia, is a seasoned executive with over 30 years of government and international experience. Most recently, Mrs. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries. Mrs. Orozco Gómez was also a partner in various private ventures that represented industries in international trade disputes. Mrs. Orozco Gómez is a trained lawyer from Universidad Javeriana and holds a Master’s degree in Comparative Jurisprudence from the University of Texas, a specialist in Economic Law from the Externado University of Colombia and a Fellow at the Yale World Yale University.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capitalization of the Corporation since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Corporation’s share and loan capitalization that will result from the issuance of Securities pursuant to such prospectus supplement.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in an applicable Prospectus Supplement relating to that offering of Securities. Unless otherwise indicated in a Prospectus Supplement, the Corporation expects the net proceeds from the sale of Securities to be used to fund ongoing work programs to advance the Corporation’s Colombian mineral properties, to actively pursue exploration and development opportunities, including potential acquisitions, and for working capital and general corporate purposes. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus or any applicable Prospectus Supplement.

The Corporation currently generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at a particular project. To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flows. See “Risk Factors”.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to the issuance of Debt Securities having a term to maturity in excess of one year, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Corporation and to attend and vote thereat. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive, on a pro rata basis, such dividends as the Board may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Corporation, such holders are entitled to receive, on a pro rata basis, all of the assets of the Corporation remaining after payment of all of the Corporation’s liabilities. The Common Shares carry no pre-emptive, conversion, redemption or retraction rights. The Common Shares carry no other special rights and restrictions other than as described herein.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Corporation will be described in the applicable Prospectus Supplement(s). These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment. To the extent any Debt Securities are convertible into Common Shares or other securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Corporation may issue Subscription Receipts that may be exchanged by the holders thereof for Common Shares and/or other Securities of the Corporation upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in the Prospectus Supplement.

The Corporation may offer Subscription Receipts separately or together with Common Shares, Debt Securities or Warrants, as the case may be. The Corporation will issue Subscription Receipts under one or more subscription receipt agreements.

Any Prospectus Supplement will contain the terms and conditions and other information relating to the Subscription Receipts being offered including:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered and whether the price is payable in installment;

●	any conditions to the exchange of Subscription Receipts into Common Shares, and/or other Securities of the Corporation, as the case may be, and the consequences of such conditions not being satisfied;

●	the procedures for the exchange of the Subscription Receipts into Common Shares and/or other Securities of the Corporation, as the case may be;

●	the number of Common Shares and/or other Securities of the Corporation, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares and/or other Securities of the Corporation;

●	whether such Subscription Receipts will be listed on any securities exchange;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other specific terms.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities issuable on the exchange of the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares and/or other Securities of the Corporation. Warrants may be issued independently or together with Common Shares, Debt Securities and Subscription Receipts offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements entered into between the Corporation and a warrant agent named in the applicable Prospectus Supplement.

Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

Any Prospectus Supplement will contain the terms and other information relating to the Warrants being offered including:

●	the exercise price of the Warrants;

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the Common Shares and/or other Securities of the Corporation purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any securities with which the Warrants are issued;

●	if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

●	the currency or currency unit in which the exercise price is denominated;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	any rights, privileges, restrictions and conditions attaching to the Warrants; and

●	any other specific terms.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

DESCRIPTION OF UNITS

Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more purchasers through applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange. See “Risk Factors”. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

In connection with any offering of the Securities the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

PRIOR SALES

Information in respect of Common Shares issued by the Corporation within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol “CNL”. Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax consideration.

RISK FACTORS

An investment in the Securities involves risks. Prospective investors should carefully consider the risks described in the sections entitled “Risk Factors” in any Prospectus Supplement and those set forth in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, as well as other information in this Prospectus and any applicable Prospectus Supplement, before purchasing any of the Securities. Each of the risks described in these sections and documents could materially and adversely affect the business, financial condition, results of operations and prospects of the Corporation, and could result in a loss of investment. Additional risks and uncertainties not known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations and prospects.

Negative Operating Cash Flow

To date the Corporation has recorded no operating cash flow and the Corporation has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Corporation’s properties. The Corporation expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming exploration and development. There can be no assurance that the Corporation will ever generate positive operating cash flow or achieve profitability.

As at November 30, 2023, the Corporation’s cash balance was approximately US$15.3 million, and its working capital balance was approximately US$13.3 million, excluding non-cash warrant liability of approximately US$2 million. The Corporation’s expected aggregate cash burn rate for the remainder of 2023 and calendar 2024 is approximately US$13 million, which is based on currently planned exploration programs, of which approximately US$12.5 million is expected to be incurred on the Guayabales Project (comprised of approximately 10,000 metres of drilling at a cost of approximately US$10 million on the Corporation’s recommend phase II program and over-head costs of approximately US$2.5 million) and approximately US$500,000 of exploration expenditures on the Corporation’s other exploration targets. The key milestones which the Corporation expects to achieve over the course of the next 12 months is to continue with the recommended phase II work and drill program on the Guayabales Project. The Corporation expects to complete the phase II program in calendar 2025 at an additional cost of approximately US$3 million.

Since the completion of the March 2023 Offering to the date of this Prospectus, the Corporation has completed approximately 35,000 metres of core drilling on the Guayabales Project. To date, the Corporation has not committed to any drill plan for 2024. Absent a capital raise, the Corporation intends to drill a lesser amount of metres in 2024 (as compared to 2023) to ensure that its working capital will be sufficient for at least the next 15 months. This flexibility will significantly reduce its monthly cash burn rate, that includes, among other items, site G&A and over-head costs.

Given its expected rate of cash burn, the Corporation expects to be able to continue operations and advance its business operations using its currently available non-contingent resources for at least 15 months from the date of this Prospectus.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

No Market for the Securities

There is currently no trading market for any Debt Securities, Subscription Receipts, Warrants or Units that may be offered. No assurance can be given that an active or liquid trading market for these securities will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Corporation, general economic conditions and the Corporation’s financial condition, historic financial performance and future prospects.

Control of the Corporation

Mr. Ari Sussman, the Executive Chairman and a director of the Corporation, is also the principal shareholder of the Corporation. Mr. Sussman owns or controls, directly or indirectly, 10,747,500 Common Shares representing approximately 17.8% of the issued and outstanding Common Shares. By virtue of his status as principal shareholder of the Corporation, and by being an executive officer and a director of the Corporation, Mr. Sussman has the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Corporation’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Corporation’s assets. As a result, the Corporation could be prevented from entering into transactions that could be beneficial to the Corporation or its other shareholders, and third parties could be discouraged from making a take-over bid. In addition, sales by Mr. Sussman of a substantial number of Common Shares could cause the market price of the Common Shares to decline.

International Conflicts

International conflicts and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine in February 2022 has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. In October 2023, Israel and Hamas, the terrorist organization and current ruling political party in the Gaza Strip, engaged in a series of violent exchanges, primarily in southern Israel and the Gaza Strip. This has resulted in a significant increase in tension in the region and may have far reaching effects on the global economy. Volatility in commodity prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition and results of operations. The extent and duration of the current conflicts in the Ukraine and Israel and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this short form prospectus, including those relating to commodity price volatility and global financial conditions. The outcome of these conflicts is uncertain, and these conflicts may escalate and may result in escalated tensions within and outside of Eastern Europe and the Middle East, respectively. This could result in significant disruption of supplies of oil and natural gas from the region and could cause a significant worldwide supply shortage of oil and natural gas and have a significant impact on worldwide prices of oil and natural gas. A lack of supply of energy and high prices of oil and natural gas could have a significant adverse impact on the world economy. The situation is rapidly changing and unforeseeable impacts, including on the Corporation’s shareholders and counterparties on which the Corporation relies and transacts with, may materialize and may have an adverse effect on the Corporation’s operations and trading price of the Common Shares.

Global Financial Conditions Can Reduce Share Prices and Limit Access to Financing

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Corporation’s ability to obtain equity or debt financing in the future on terms favorable to the Corporation or at all. In such an event, the Corporation’s operations and financial condition could be adversely impacted.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP with respect to matters of Canadian law. As at the date hereof, the partners and associates of Cassels Brock & Blackwell LLP beneficially own, directly or indirectly, less than 1% of any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of any associate or affiliate of the Corporation. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign laws.

PROMOTERS

Ari Sussman, the Executive Chairman and a director of the Corporation, is a promoter of the Corporation. As of the date hereof Mr. Sussman beneficially owns, or controls or directs, directly or indirectly, a total of 10,747,500 Common Shares, 111,110 common share purchase warrants, and 350,000 incentive stock options representing approximately 17% of the equity of the Corporation on a fully diluted basis. No person who was a promoter of the Corporation:

•	received anything of value directly or indirectly from the Corporation or a subsidiary within the last two years;

•	sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;

•	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

•	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

•	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

•	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

INTEREST OF EXPERTS

Information of a scientific or technical nature in respect of the Guayabales Project contained in this Prospectus, including the documents incorporated by reference herein, is based on the technical report regarding the Guayabales Project dated effective December 31, 2022 and entitled “NI 43-101 Technical Report for the Guayabales Gold-Silver-Copper Project, Department of Caldas, Colombia” prepared for the Corporation by Stewart D. Redwood, FIMMM, FGS, who is a “qualified person” and independent” within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Certain information of a scientific or technical nature contained in this Prospectus, including the documents incorporated by reference herein, was reviewed and approved by David J. Reading, MSc in Economic Geology and a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG), and a special advisor to the Corporation, who is a “qualified person” within the meaning of NI 43-101. As of the date hereof, Mr. Reading holds 1,812,500 Common Shares, 175,000 incentive stock options of the Corporation and 25,000 common share purchase warrants of the Corporation.

PricewaterhouseCoopers LLP, having an address of 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2, was the auditor of the Corporation for the December 31, 2022 annual financial statements, and has confirmed that they are independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar for the Common Shares is TSX Trust Company, 100 Adelaide Street West, Suite 301 Toronto, ON M5H 4H1.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. However, purchasers of Securities distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of this Prospectus, any prospectus supplement(s), and any amendment relating to Securities purchased by such purchaser because this Prospectus, any prospectus supplement(s), and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if this Prospectus, any prospectus supplement(s), and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if this Prospectus, any prospectus supplement(s), and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities, and any additional amount paid upon conversion, exchange or exercised of such Securities, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces and territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable securities that were purchased under a prospectus and, therefore, a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights, or consult with a legal adviser.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Ari Sussman, Executive Chairman and a director of the Corporation, Omar Ossma, President and Chief Executive Officer of the Corporation, and María Constanza García Botero, Ashwath Mehra, and Angela María Orozco Gómez, each a director of the Corporation, each reside outside of Canada and have each appointed Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, as their agent for service of process in Canada. Prospective investors of Securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

CERTIFICATE OF THE CORPORATION

Dated: December 4, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

(Signed) Omar Ossma President and Chief Executive Officer	(Signed) Paul Begin Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(Signed) Paul Murphy Director	(Signed) Kenneth Thomas Director

CERTIFICATE OF THE PROMOTER

Dated: December 4, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

(Signed) Ari Sussman Promoter